January 15, 2014

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-176619 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 5 under the Securities Act of 1933, and Amendment No. 438 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes disclosure regarding a “static” asset allocation program available through selling broker dealers (see pages 46 and 47).  This disclosure was also included in Registrant’s N-4 registration statement (File No. 333-192971) filed on December 20, 2013, and subsequent 497 filings.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the prospectus, marked to show changes. The page references cited above are to the marked courtesy copy of the Elite Access prospectus.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/  FRANK J. JULIAN
Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros